www.linkedin.com/in/mandizhou
(LinkedIn)

Top Skills

PowerPoint
Microsoft Excel
Social Media

Languages

French (Elementary)
English (Native or Bilingual)
Chinese (Native or Bilingual)

Honors-Awards

National Honor Society
Governor's Volunteer Service
Certificate
Distinguished Service Award to
Global Community Service

Mandi Zhou
Co-founder, CPO @SweatPals
Austin, Texas, United States

Experience

SweatPals
Co-founder, CPO
July 2022 - Present (1 year 8 months)
Austin, Texas Metropolitan Area

Antler
Antler | Founder '22
June 2022 - Present (1 year 9 months)
Austin, Texas Metropolitan Area

WorkJam
Product
February 2021 - February 2022 (1 year 1 month)
Montreal, Quebec, Canada

Freelance
Designer & Consultant
September 2013 - February 2022 (8 years 6 months)
Remote

Nebula AI Inc.
Product Designer
October 2019 - February 2020 (5 months)
Montreal, Quebec, Canada

• Collaborated with engineers to define and implement innovative solutions, designed user-centric experience and interface of NBAI Cloud Platform, and other artificial intelligence and crypto-currency products for our clients in China
• Conducted market analysis and rebranded NBAI Cloud Platform and redesigned company website
• Updated visuals and motion graphics for client's website
• Designed marketing posters and social media images for Nebula AI events

Canbridge Media International Inc.
Designer and Social Media Manager
September 2017 - February 2018 (6 months)

Montreal, Canada Area

• Created and managed Instagram, Facebook, Google Business, and Baidu accounts for CanBridge International
• Researched and created presentations on Canadian and Chinese film resources to pitch to the existing and potential clients in Canada and China
• Designed company and movie logos, created mock-up movie posters
• Designed and updated on CanBridge and N.V. Media websites

FUSION Studio
Senior Designer
January 2016 - May 2017 (1 year 5 months)
Bethlehem, PA

• Worked as a project manager and designer for local businesses and organizations on a variety of projects including logos, posters, and brochures, and assisted with marketing strategies for the projects

Global Union and Office of International Affairs. Lehigh University
Lead Designer
October 2014 - May 2017 (2 years 8 months)
Bethlehem, PA

Dun & Bradstreet
Search & Social Media Intern
June 2016 - August 2016 (3 months)
Short Hills, NJ

• Conducted marketing research on Carbon Emission Index
• Created graphic design and motion graphic assets for all social media channels and some paid online ads following D&B brand guidelines

World Youth Value Society
President of Lehigh Chapter
2014 - 2016 (2 years)
Bethlehem, PA

• Recruited and led over 200 volunteers from Lehigh University and other American colleges to give weekly English courses to underprivileged students in rural China
• Tripled the number of active members of the organization in one year
• Coached new club members to be in leadership positions, held the new executive board elections

Altitude Marketing
Social Media, PR and Design Intern
October 2015 - December 2015 (3 months)
Emmaus, PA

• Researched, created contents for Altitude and six other clients and published through social media channels and press release
• Designed identity materials for print and online for the clients

Dun & Bradstreet
Digital Marketing Intern
June 2015 - August 2015 (3 months)
Center Valley, PA

• Designed logos, newsletter templates and email campaigns for company's major events
• Created analysis report with infographics and dashboards for the clients
• Redesigned Customer Training Center website
• Planned and conducted Adobe Photoshop and Illustrator training sessions
•   Worked with a team of five interns to create a food bank campaign and won the first place in the project competition

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Education

Lehigh University
Undergraduate , BS. Marketing and BA. Design · (2013 - 2017)

Concordia University
Master of Design , Design · (2017 - 2020)

West Nottingham Academy
Highschool Diploma · (2010 - 2013)